

Mail Stop 3233

November 2, 2015

<u>Via E-mail</u>
Mr. Adeel Khan
Chief Financial Officer
Rexford Industrial Realty, Inc.
11620 Wilshire Boulevard, Suite 1000
Los Angeles, CA 90025

  Re: **Rexford Industrial Realty, Inc.**
    Form 10-K for the year ended December 31, 2014
    Filed on March 9, 2015
    File No. 001-36008

    Rexford Industrial Realty, Inc.
    Form 10-K/A for the year ended December 31, 2014
    Filed on March 24, 2015
    File No. 001-36008

Dear Mr. Khan:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Jaime G. John

         Jaime G. John
         Branch Chief
         Office of Real Estate
         & Commodities